

Sun Life Financial announces issue of innovative Tier 1 Securities

TORONTO (November 17, 2009) – Sun Life Financial Inc. (TSX/NYSE: SLF) announced today that Sun Life Capital Trust II, a trust established by Sun Life Assurance Company of Canada ("SLA"), will issue in Canada $500 million principal amount of Sun Life ExchangEable Capital Securities Series 2009-1 due December 31, 2108 ("SLEECS Series 2009-1") under a final prospectus that it intends to file with the Canadian securities regulators as soon as possible. The SLEECS Series 2009-1 are expected to qualify as regulatory capital of SLA. The net proceeds of the issue will be used by SLA for general corporate purposes, including investments in subsidiaries.

Interest on the SLEECS Series 2009-1 will be payable semi-annually. The interest rate on the SLEECS Series 2009-1 from the date of issue to but excluding December 31, 2019 will be 5.863% per annum. On that date and thereafter on each fifth anniversary of that date, the interest rate on the SLEECS Series 2009-1 for the ensuing five years will be reset at a rate equal to 3.40% above the then-yield on a Government of Canada bond having a term to maturity of five years.

As described further in the prospectus, the SLEECS Series 2009-1 may in certain circumstances be automatically exchanged for a series of SLA preferred shares, and in certain other circumstances a series of SLA preferred shares may be issued in lieu of interest payable on the SLEECS Series 2009-1.

On or after December 31, 2014, subject to certain conditions, the SLEECS Series 2009-1 may be redeemed in whole or in part at the option of Sun Life Capital Trust II.

The issue of SLEECS Series 2009-1 is underwritten by a syndicate co-led by Scotia Capital Inc. and RBC Dominion Securities Inc., and is expected to close on November 20, 2009.

The SLEECS Series 2009-1 have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2009, the Sun Life Financial group of companies had total assets under management of $412 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Steve Kee	Paul Petrelli
Assistant Vice-President, Communications	Vice-President, Investor Relations
Tel: 416-979-6237	Tel: 416-204-8163
steve.kee@sunlife.com	investor.relations@sunlife.com